Exhibit 99.4

P53714- 1 1 E
1 OF 1

VOTING INSTRUCTION FORM

ENTRÉE GOLD INC. 12

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, JUNE 26, 2014 AT 10:30 A.M. PDT
RECORD DATE:	FOR HOLDERS AS OF MAY 22, 2014
PROXY DEPOSIT DATE:	JUNE 24, 2014 CUID:
ACCOUNT NO:	CUSIP: 29383G100

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): RT. HON. LORD HOWARD OF LYMPNE, GREGORY CROWE, JAMES HARRIS

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

2 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01-RT. HON. LORD HOWARD	☐	☐
02-JAMES HARRIS	☐	☐
03-MARK BAILEY	☐	☐
04-LINDSAY BOTTOMER	☐	☐
05-GREGORY CROWE	☐	☐
06-ALAN EDWARDS	☐	☐
07-GORDEN GLENN	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

VOTING RECOMMENDATIONS

1 *- TO SET THE NUMBER OF DIRECTORS AT SEVEN. ------------>>> FOR ☐ AGAINST ☐ — 1 <<<--- FOR 0010110

3 *- APPOINTMENT OF DAVIDSON & COMPANY LLP, CHARTERED ACCOUNTANTS AS --->>> AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. FOR ☐ WITHHOLD ☐ — 3 <<<--- FOR 0010200

4 *- RESOLVED, AS AN ORDINARY RESOLUTION, THAT THE RENEWAL OF THE ----->>> COMPANY'S STOCK OPTION PLAN (THE "PLAN"), AND ALL UNALLOCATED OPTIONS ISSUABLE PURSUANT TO THE PLAN, BE APPROVED, AND THE COMPANY BE AUTHORIZED TO GRANT OPTIONS UNDER THE PLAN UNTIL JUNE 26, 2017. FOR ☐ AGAINST ☐ — 4 <<<--- FOR 0022401

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

VOTING INSTRUCTION FORM
ENTRÉE GOLD INC.

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, JUNE 26, 2014 AT 10:30 A.M. PDT
RECORD DATE: FOR HOLDERS AS OF MAY 22, 2014
PROXY DEPOSIT DATE: JUNE 24, 2014
A/C *** ISSUER COPY ***

29383G100

STEP 1 — REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:
1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 — COMPLETE YOUR VOTING DIRECTIONS

2 - **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "●" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01-RT. HON. LORD HOWARD	☐	☐
02-JAMES HARRIS	☐	☐
03-MARK BAILEY	☐	☐
04-LINDSAY BOTTOMER	☐	☐
05-GREGORY CROWE	☐	☐
06-ALAN EDWARDS	☐	☐
07-GORDEN GLENN	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "●" PER ITEM IN BLACK OR BLUE INK)

Item	Options	VOTING RECOMMENDATIONS
1 - TO SET THE NUMBER OF DIRECTORS AT SEVEN. ---------->>>	FOR ☐ AGAINST ☐	1 <<<-- FOR 0010110
3 - APPOINTMENT OF DAVIDSON & COMPANY LLP, CHARTERED ACCOUNTANTS AS -->>> AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.	FOR ☐ WITHHOLD ☐	3 <<<-- FOR 0010200
4 - RESOLVED, AS AN ORDINARY RESOLUTION, THAT THE RENEWAL OF THE ----->>> COMPANY'S STOCK OPTION PLAN (THE "PLAN"), AND ALL UNALLOCATED OPTIONS ISSUABLE PURSUANT TO THE PLAN, BE APPROVED, AND THE COMPANY BE AUTHORIZED TO GRANT OPTIONS UNDER THE PLAN UNTIL JUNE 26, 2017.	FOR ☐ AGAINST ☐	4 <<<-- FOR 0022401

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

FILL IN THE BOX "●" TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y